Return of Capital

    During the year ended June 30, 1998, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended June 30, 1998, amounts have been reclassified to reflect a decrease in undistributed net investment income of $268,093, a decrease in accumulated net realized loss of $894,773, and a decrease in paid-in capital of $626,680.